Stream Communications Network & Media Inc.

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on July 27, 2006 This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

This proxy should be signed in the exact manner as the name appears on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Central European Summer Time, on July 25, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone

• Go to the following web site:

telephone.

www.computershare.com/proxy

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER

HOLDER ACCOUNT NUMBER

ACCESS NUMBER

25MY06059.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned "Registered Shareholder" of Stream Communications Network & Media Inc. (the "Company") hereby appoints: Jan S. Rynkiewicz, President, or failing this person, Iwona Kozak, Secretary,

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

 matters that may properly come before the Annual General and Special Meeting of Stream Communications Network & Media Inc. to be held at at the offices of Gide Loyrette Nouel, pl. Pilsudskiego 1, Warsaw, Poland on July 27, 2006 at 5:00 PM (Warsaw time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY

HIGHLIGHTED TEXT

OVER THE BOXES.

1. Determine the Number of Directors To determine the number of Directors at five (5).

For	Withhold

3. Appointment of Auditor To appoint McKay LLP, Chartered Accountants, as Auditor of the Company.

For	Against

4.

Fix Auditors' Remuneration

To authorize the Directors to fix the auditors' remuneration.

5.

Special Resolution

To approve a special resolution approving the adoption of new Articles.

6.

Transact Other Business

To transact such other business as may properly come before the Meeting.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail

Annual Report

at www.computershare.com/mailinglist.